EXHIBIT H

AGREEMENT

This Agreement is entered into by and among Set Top International, Inc. (Set Top), Pacific Electric Wire & Cable Co. (PEWC), Asia Pacific Wire and Cable Corp. (APWC), and Sino-JP Fund Co., Ltd. (Fund) on September 15, 2004, as supplement to a certain Agreement away the parties dated July 2, 2004 and certain undated Supplemental Agreement.

The Parties agree that Set Top is to transfer all of its Shares in APWC at the request of PEWC to the Fund for an agreed upon Consideration. In doing so, Set Top has satisfied its obligations to sell back its Shares to PEWC pursuant to an earlier agreement among the Parties.

Set Top, in turn, undertakes to the Fund upon receipt of the Consideration to do all things necessary post Closing, as soon as practicable to complete the transfer and registration of the Shares to the Fund so that all benefits, rights and interests in the Shares shall be vested in the Fund, including without limitation, the registration of Funds’ name in the branch share register of APWC in the United States.

The Parties (excluding the Fund) will likewise supplement post Closing any and all necessary corporate resolutions approving the above transaction. The Parties (excluding the Fund) further agree the complete all remaining obligations no later than September 30, 2004 including but not limited to:

1) filing or giving PEWC necessary consents to file on Set Top’s behalf, a notice of Withdrawal of Motion to Convert Case to Chapter 7.

2) assignment and delivery of certain corporate stocks of Laidlaw Global Corp.

3) execution of the Singapore release.

This Agreement is entered into in Taipei, Taiwan and is governed by the laws of Taiwan.

/s/ Yuan Chun Tang
Pacific Electric Wire & Cable Co. Ltd.
By its authorized representative

/s/ Tao Tsun SUN
Asia Pacific Wire and Cable Corp Ltd.
By its authorized representative

/s/ Tsai, Fu-Chuan
Set Top International Inc.
By its authorized representative

/s/
Sino-JP Fund Co., Ltd.
By its authorized representative